Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	41,764	40,986	38,821	122,064	115,748	153,670
Other income, net	859	712	789	2,410	1,982	4,711
Total Income	42,623	41,698	39,610	124,474	117,730	158,381
Expenses
Employee benefit expenses	21,436	21,564	20,651	63,934	62,228	82,620
Cost of technical sub-contractors	3,302	3,190	3,066	9,661	9,264	12,232
Travel expenses	439	458	387	1,375	1,288	1,759
Cost of software packages and others	4,607	3,949	3,722	12,012	9,828	13,515
Communication expenses	157	169	169	473	531	677
Consultancy and professional charges	459	451	504	1,354	1,237	1,726
Depreciation and amortization expenses	1,203	1,160	1,176	3,512	3,515	4,678
Finance cost	101	108	131	314	360	470
Other expenses	1,249	1,396	1,185	3,894	3,731	4,716
Total expenses	32,953	32,445	30,991	96,529	91,982	122,393
Profit before tax	9,670	9,253	8,619	27,945	25,748	35,988
Tax expense:
Current tax	3,202	3,146	2,419	9,346	7,216	8,390
Deferred tax	(354)	(409)	87	(1,113)	258	1,350
Profit for the period	6,822	6,516	6,113	19,712	18,274	26,248
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(45)	78	71	53	94	120
Equity instruments through other comprehensive income, net	(15)	(9)	(9)	(10)	31	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	56	(21)	(46)	32	(17)	11
Exchange differences on translation of foreign operations	(483)	560	436	(27)	457	226
Fair value changes on investments, net	10	86	52	136	107	144
Total other comprehensive income/(loss), net of tax	(477)	694	504	184	672	520

Total comprehensive income for the period	6,345	7,210	6,617	19,896	18,946	26,768

Profit attributable to:
Owners of the company	6,806	6,506	6,106	19,680	18,264	26,233
Non-controlling interests	16	10	7	32	10	15
	6,822	6,516	6,113	19,712	18,274	26,248
Total comprehensive income attributable to:
Owners of the company	6,336	7,190	6,605	19,863	18,934	26,754
Non-controlling interests	9	20	12	33	12	14
	6,345	7,210	6,617	19,896	18,946	26,768
Paid up share capital (par value 5/- each, fully paid)	2,072	2,072	2,070	2,072	2,070	2,071
Other equity *#	86,045	86,045	73,338	86,045	73,338	86,045
Earnings per equity share (par value 5/- each)**
Basic (in per share)	16.43	15.71	14.76	47.52	44.13	63.39
Diluted (in per share)	16.39	15.68	14.74	47.40	44.08	63.29

*	Balances for the quarter and nine months ended December 31, 2024 and quarter ended September 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 and balances for the quarter and nine months ended December 31, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2024, quarter ended September 30, 2024 and quarter and nine months ended December 31, 2023

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2024 have been taken on record by the Board of Directors at its meeting held on January 16, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on stock grants

The Board, on January 16, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2025 and the number of RSUs will be calculated based on the market price at the close of trading on a date immediately preceding the grant date. The exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and nine months ended December 31, 2024

The Board of Directors (in the meeting held on October 17, 2024) declared an interim dividend of 21/- per equity share. The record date for the payment was October 29, 2024 and the same was paid on November 8, 2024. The interim dividend declared in the previous year was 18/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Dividend per share (par value 5/- each)
Interim dividend	–	21.00	–	21.00	18.00	18.00
Final dividend	–	–	–	–	–	20.00
Special dividend	–	–	–	–	–	8.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Revenue by business segment
Financial Services (1)	11,589	11,156	10,783	33,561	32,149	42,158
Retail (2)	5,746	5,446	5,649	16,619	17,075	22,504
Communication (3)	4,688	4,879	4,421	14,311	13,325	17,991
Energy, Utilities, Resources and Services	5,635	5,546	5,121	16,402	14,966	20,035
Manufacturing	6,479	6,424	5,786	18,680	16,710	22,298
Hi-Tech	3,279	3,266	2,985	9,692	9,095	12,411
Life Sciences (4)	3,195	3,004	2,954	9,065	8,753	11,515
All other segments (5)	1,153	1,265	1,122	3,734	3,675	4,758
Total	41,764	40,986	38,821	122,064	115,748	153,670
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	41,764	40,986	38,821	122,064	115,748	153,670
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,679	2,860	2,260	8,150	7,384	9,324
Retail (2)	1,975	1,768	1,715	5,493	5,018	6,882
Communication (3)	818	892	860	2,506	2,879	3,688
Energy, Utilities , Resources and Services	1,528	1,435	1,450	4,520	4,091	5,523
Manufacturing	1,357	1,297	1,110	3,661	3,116	4,197
Hi-Tech	816	794	758	2,424	2,349	3,153
Life Sciences (4)	819	614	766	2,045	2,266	2,898
All other segments (5)	123	149	218	562	538	760
Total	10,115	9,809	9,137	29,361	27,641	36,425
Less: Other Unallocable expenditure	1,203	1,160	1,176	3,512	3,515	4,678
Add: Unallocable other income	859	712	789	2,410	1,982	4,711
Less: Finance cost	101	108	131	314	360	470
Profit before tax and non-controlling interests	9,670	9,253	8,619	27,945	25,748	35,988

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Revenue from operations	34,915	34,257	32,491	102,455	96,932	128,933
Profit before tax	8,844	9,407	8,876	26,379	25,539	35,953
Profit for the period	6,358	6,813	6,552	18,939	18,754	27,234

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India January 16, 2025	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2024, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,939	4,894	4,663	14,547	13,997	18,562
Cost of sales	3,444	3,400	3,274	10,103	9,755	12,975
Gross profit	1,495	1,494	1,389	4,444	4,242	5,587
Operating expenses	442	461	433	1,364	1,325	1,753
Operating profit	1,053	1,033	956	3,080	2,917	3,834
Other income, net	102	85	95	287	239	568
Finance cost	12	13	16	38	43	56
Profit before income taxes	1,143	1,105	1,035	3,329	3,113	4,346
Income tax expense	337	327	301	981	904	1,177
Net profit	806	778	734	2,348	2,209	3,169
Earnings per equity share *
Basic (in $ per share)	0.19	0.19	0.18	0.57	0.53	0.77
Diluted (in $ per share)	0.19	0.19	0.18	0.56	0.53	0.76
Total assets	16,291	16,928	15,606	16,291	15,606	16,523
Cash and cash equivalents and current investments	3,596	3,488	2,598	3,596	2,598	3,321

*	EPS is not annualized for the quarter and nine months ended December 31, 2024, quarter ended September 30, 2024 and quarter and nine months ended December 31, 2023.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.